PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com

November 23, 2007


Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:	Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), and in response to your letter of November 13, 2007
, we are filing today Amendment No. 2 to the Company's Registrant Statement on Form S-4 originally filed on November 1, 2007. The Amendment complies with the request to include the most recent interim financial statements for Hunan Tongxin Enterprise Co. Ltd., and the Company.

We look forward to your continued assistance in the review of our filing and your recommendation to accelerate the effective date of the Company's registration based upon the changes made.



Sincerely,

/s/ Paul M Kavanaugh
    Paul M. Kavanaugh

JS/PMK/srg
cc:	Damon Cobert
        Ethan Horowitz
        Pamela Howell
        Scott Norton
        Bill Herren
        Rudy Wilson